EXHIBIT 8
[Horgan, Rosen, Beckham & Coren, L.L.P. Letterhead]
August 31, 2005
FCB Bancorp
1100 Paseo Camarillo
Camarillo, California 93010
Dear Sirs and Mesdames:
     You have requested our opinion regarding certain federal income tax consequences of the proposed merger of FCB Merger Corp. into First California Bank, pursuant to which First California Bank will become a wholly-owned subsidiary of FCB Bancorp (the “Merger”).
FACTS
     FCB Bancorp (“Holding Company”) was incorporated under the laws of the State of California on January 25, 2005, at the direction of the Board of Directors of First California Bank (“Bank”), for the purpose of acquiring all of the outstanding shares of Bank’s common stock. The formation of a holding company will provide business alternatives for Bank that are desirable to compete with other major banks and larger regional banks, many of which have been similarly reorganized. The formation of the holding company will also facilitate the proposed acquisition of South Coast Bancorp, Inc.
     FCB Merger Corp. (“Subsidiary’), a wholly-owned subsidiary of Holding Company, is a transitory corporation that engages and will engage in no substantial business activity other than to effect the Merger.
     No party to the Merger is an investment company as defined in section 368(a)(2)(F) (iii) and (iv) of the Internal Revenue Code of 1986, as amended (the “Code”). No inter-corporate debt exists between any of Holding Company, Bank, and Subsidiary that was issued, acquired, or will be settled at a discount in connection with the Merger. No party to the Merger is under the jurisdiction of a court in a Title 11 or similar case within the meaning of 368(a)(3)(A) of the Code.

     The terms of the Merger are contained in the Plan of Reorganization and Merger Agreement dated as of May 19, 2005 (“Plan of Reorganization”) among Bank, Subsidiary, and Holding Company.
     After consummation of the holding company formation, the Holding Company, through its wholly-owned subsidiary, SCB Merger Corp., intends to acquire South Coast Bancorp, Inc. (the “South Coast Transaction”). The term of the South Coast Transaction are contained in the Agreement and Plan of Reorganization by and among the Holding Company, the Bank, SCB Merger Corp., South Coast Bancorp, Inc. and South Coast Commercial Bank dated February 2, 2005.
OPINION
     In our opinion, the merger transaction as structured is a reverse triangular merger that meets the requirements of a “reorganization” as defined in section 368(a)(1)(A) of the Code as augmented by the provisions of Code section 368(a)(2)(E). Assuming that the Merger is consummated in accordance with the terms, conditions and other provisions of the Plan of Reorganization and that all of the factual information, descriptions, representations and assumptions set forth in the Plan of Reorganization, in your Registration Statement on Form S-4 filed with the United States Securities and Exchange Commission (“SEC”) on July 6, 2005, as amended on August 15, 2005, and further amended on September 1, 2005, and in the Proxy Statement/Prospectus contained therein are accurate and complete in all relevant respects, and will be accurate and complete in all relevant respects at the time the Merger becomes effective, it is our opinion that for federal income tax purposes:
1.	The Merger will constitute a “reorganization” within the meaning of section 368(a) of the Code, and Bank, Subsidiary, and Holding Company will each be a party to the reorganization within the meaning of section 368 (b) of the Code.

2.	Neither Subsidiary nor Holding Company will recognize any gain or loss as a result of the Merger.

3.	Bank will not recognize any gain or loss as a result of the Merger.

4.	Holders of Bank Common Stock exchanged in the Merger for Holding Company Common Stock will not recognize any gain or loss as a result of the Merger.

5.	The adjusted basis of the assets of Bank after the Merger will be the same as the adjusted basis of the assets held by Bank and (if any) by Subsidiary immediately before the Merger.

6.	With regard to shareholders who held their shares of Bank’s Common Stock as capital assets, the period for which they have held such Common Stock will be included in their holding period for the Holding Company’s Common Stock received in the exchange.

7.	The tax basis of the shares of Holding Company Common Stock received by a shareholder of Bank will equal the tax basis of such shareholder’s shares of Bank Common Stock exchanged in the Merger.
     Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal tax law arising under the laws of the United States.
     This opinion not intended or written by our firm to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer.
     Our opinion is based on the understanding that the relevant facts are, and will be on the Effective Date of the Merger, as set forth in the Plan of Reorganization. Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such changes may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different.
     We undertake no responsibility to update or supplement my opinion. Only Holding Company and Bank may rely on this opinion, and only with respect to the proposed Merger described herein.
     We hereby consent to the filing of this opinion letter with the SEC as Exhibit 8 to the Registration Statement.

Very truly yours,
/s/ Horgan, Rosen, Beckham & Coren, L.L.P.
Horgan, Rosen, Beckham & Coren, L.L.P.